Steven Glauberman Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: sglauberman@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

February 6, 2023	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attention:	Mr. Dale Welcome

Mr. Martin James

Re:	Planet Green Holdings Corp.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 31, 2022

Form 10-Q for the Fiscal Quarter Ended March 31, 2022

Filed May 13, 2022

File No. 001-34449

To the Reviewing Staff Members of the Commission:

On behalf of our client, Planet Green Holdings Corp., a Nevada company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 3, 2022 on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 (the “Form 10-K”) and Form 10-Q for the Quarterly Period Ended March 31, 2022 filed on May 13, 2022 (the “Form 10-Q”)

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 1 to the Form 10-K (the “Form 10-K Amendment”) and Amendment No. 1 to the Form 10-Q (the Form 10-Q Amendment) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Form 10-K Amendment where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form 10-K Amendment.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business, page 2

1.	Please conform the disclosures in your Form 10-K, related to your operations in China and Hong Kong, with the disclosures in your amended Form S-3 (File No. 333-259611), taking into consideration comments 1 to 3 and 5 through 14 from our letter dated October 13, 2021 and comments 1 to 7 and 9 through 14 from our letter dated May 20, 2022, as applicable. Disclosures presented in the forepart/prospectus of Form S-3 should be disclosed at the onset of Item 1. Business in your Form 10-K. Please confirm your understanding of this matter and that you will comply with the requisite disclosures in your Form 10-K, as applicable, in your response to us.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the Form 10-K Amendment in accordance with the Staff’s instructions.

ITEM 9A. Controls and Procedures

Internal Controls over Financial Reporting, page 15

2.	Revise Management’s Annual Report on Internal Control over Financial Reporting in future filings to identify the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, Internal Control-Integrated Framework used to evaluate the effectiveness of your internal control over financial reporting (e.g., COSO 2013). Please refer to Item 308(a)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms that we used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of our internal control over financial reporting. The Company also confirms it will disclose the framework used in future reports.

Note 2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-16

3.

We note that although the adoption dates of ASU 2018-02 and ASU 2018-13 have passed, you continue to state that the company does not believe the adoption of these ASUs would affect the company’s financial statements. Please confirm that you have adopted the pronouncements and revise the discussions in future filings to clearly disclose the impact, or lack thereof, of the adoption on your financial statements. See SAB Topic 11.M.

Response: The Company acknowledges the staff’s comments and confirms that the Company has adopted the pronouncements. The Company also confirms it will include, in future filings, the discussion associated with the adoption of ASU 2018-02 and ASU 2018-13.

Note 23. Segment Reporting, page F-28

4.

You disclose that your primary business segment and operations are Shandong Yunchu, Jingshan Sanhe, Anhui Ansheng, Jilin Chuangyuan, Xianning Bozhuang and Fast Approach. We also note from the “Overview of Our Business” section on page 2 that you operate a variety of businesses, including (i) the production of food and beverage products, (ii) the manufacture and sale of formaldehyde, urea formaldehyde adhesive, methylal, ethanol fuel, fuel additives and clean fuel products, (iii) the manufacture of skid-mounted refueling equipment, LNG cryogenic equipment and oil storage tanks, and

(iv) a demand side advertising platform. Please address the following:

●	Describe to us, briefly, each of your businesses and identify the entity through which you provide each of these products and services.

●	Tell us whether each of the entities you identify in this note represent an operating segment pursuant to ASC 280- 10-50-1 though 50-9.

●	Tell us, and revise future filings to disclose your operating segments and your reportable segments as well as the information required by ASC 280-10-50-21.

●	To the extent you aggregate operating segments into one or more reportable segments, please explain how the operating segments meet the aggregation criteria in ASC 280-10-50-11.

Response: The Company acknowledges the Staff’s comments and respectfully advises that Shandong Yunchu imports and distributes frozen beef products in China. Jingshan Sanhe researches, develops, manufactures and sells products of clean fuel, liquid wax, arene and biomass fuel in China. Jilin Chuangyuan researches, develops, manufactures and sells formaldehyde, urea formaldehyde adhesive, methylal, and clean fuel products in China. Anhui Ansheng develops and manufactures skid-mounted refueling equipment, LNG cryogenic equipment and oil storage tank, and sells such products in China. Xianning Bozhuang grows, produces and distributes Cyan brick tea, black tea and green tea in China. Fast Approach provides a demand-side platform for online advertising services which allows buyers of digital advertising inventory to manage multiple advertising exchange and data exchange through one interface in Canada.

The Company notes the Staff’s comment, and respectfully advise the Staff that we have deleted note 23 on page F-28. In addition, we have revised our disclosure to discuss other than the disaggregated information about revenues by business lines, we considered ourselves to be operating within one reportable segment as follow on page F-11.

“Enterprise-wide disclosure

The Company’s chief operating decision-makers (i.e. chief executive officer and her direct reports) review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by business lines for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Based on qualitative and quantitative criteria established by ASC 280, “Segment Reporting”, the Company considers itself to be operating within one reportable segment”.

5.	Revise this note in future filings to provide all the disclosures required by ASC 280-10-50-20 to 50-42. To the extent you believe you are not required to provide certain information called for by the standard, please tell us why.

Response: The Company note the Staff’s comment, and in response thereto, respectfully advise the Staff that in the future filing the Company will revise the disclosure to discuss other than the disaggregated information about revenues by business lines. the Company considers ourselves to be operating within one reportable segment.

Form 10-Q for the Fiscal Quarter Ended March 31, 2022

Item 6. Exhibits

Exhibit 31, page 7

6.	We note that your certifying officers omitted paragraph 4b from their certifications, although the transition period outlined in Rule 13a-15(c) of the Exchange Act and Item 308 of Regulation S-K is no longer applicable to you. Please revise all future annual and quarterly reports to include the complete text, including paragraph 4b, as required by Item 601(b)(31)(i) of Regulation S-K.

Response: In response to the Staff’s comments, the Company is submitting the Form 10-Q Amendment via EDGAR to the Commission concurrently with the submission of this letter.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Steven Glauberman, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or sglauberman@beckerlawyers.com.

Very truly yours,

By:	/s/ Steven Glauberman
Name:	Steven Glauberman

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